

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

<u>Via E-mail</u>
Dr. Mark J. Ahn, PhD
President and Chief Executive Officer
Galena Biopharma, Inc.
4640 SW Macadam Avenue, Suite 270
Portland, Oregon 97239

> **Re: Galena Biopharma, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 6, 2013 and amended on November 7, 2013**
> **File No. 001-33958**

Dear Dr. Ahn:

We have reviewed your January 29, 2014 response to our January 14, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2013</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Developing Novel Cancer Immunotherapies, page 21</u>

1. We note the following statement on page 22: "after establishing statistical significance in the prevention of recurrence in 24- and 36-month analyses, the 60-month median follow-up from the Phase 1/2 trial demonstrated a 5.6% recurrence rate with NeuVax versus 25.9% recurrence rate in the control arm, a reduction of 78.4%." We compare this statement to the following statement from an abstract entitled "Peptide Vaccine Strategies in the Treatment of Cancer," co-authored by

a number of individuals, including your principal investigator on NeuVax, which abstract appeared in J Proteomics Bioinform 6: 081-084 (2013):

After a median follow-up of 60 months, there has been a persistent decrease in recurrences observed in the vaccinated patients compared to the control patients (10.6% vs 20.3%, p=0.098).

While not entirely clear, there does appear to be some inconsistency between these two statements. Please provide us with a concise explanation that reconciles the two statements. In addition, please provide draft language for inclusion in future filings which explains in layman's terms what you mean by "recurrence," how the rate is determined, and how the recurrence rate impacts the determination of a vaccine's efficacy.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Joel Parker for

Jim B. Rosenberg
Senior Assistant Chief
Accountant